COMMERZBANK 

AKTIENGESELLSCHAFT
NEW YORK BRANCH


05006967

'd Financial Center
ORK, NY 10281-1050
one: (212) 266-7200
: (212) 266-7235

March 24, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL


SEC MAIL
RECEIVED
PROCESSING
MAR 31 2005
WASH, D.C.
179
SECTION

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English version of a press release issued on Tuesday by Commerzbank regarding the new head of its Corporates and Markets division. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Ashley Cole
Assistant Vice President

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
APR 06 2005
THOMSON
FINANCIAL

Press release

22 March 2005

Commerzbank Corporates & Markets appoints Willi Ufer as Head of Markets

Commerzbank today announced the appointment of Willi Ufer to head its Markets unit within its newly established Corporates & Markets (CBCM) division.

Willi Ufer joins from HSBC Trinkaus & Burkhardt where, as Head of Trading and Head of Treasury, he was instrumental in developing the bank's Equity, Fixed Income, Derivatives and Foreign Exchange trading platforms. Previous positions include Global Head of Fixed Income, Origination, Sales and Trading at DG Bank and Global Head of Fixed Income Sales at Crédit Agricole Indosuez. Willi started his career at Deutsche Bank's Corporate Finance division.

As Head of Markets, Willi will oversee CBCM's trading activities and report directly to Nicholas Teller. He joins on 01 April 2005.

Commerzbank Corporates and Markets (CBCM) is the integrated Corporate and Investment Banking division of Commerzbank AG and provides a broad range of Commercial and Investment Banking products to large corporate, multinational and institutional clients. The business incorporates capital markets activities in credit, equities, interest rates and foreign exchange with a strong focus on derivatives and structured products. It is structured into four pillars comprising Sales, headed by Hugues de la Marnierre, Corporate Finance, headed by Roman Schmidt, Relationship Management, headed by Burkhard Leffers and Markets, which was previously headed by Nicholas Teller.

Nicholas Teller, Member of the Board of Managing Directors at Commerzbank AG and Head of CBCM said: "I am delighted to welcome Willi Ufer to our Corporates & Markets division. Willi brings invaluable management expertise across all major asset classes and represents the concluding appointment into my management team. His background makes him the natural choice of expertise for CBCM and I look forward to working with him. I believe we are now well positioned to meet our clients' needs and to lead our division successfully into the future."